UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sky-mobi Limited

(Name of issuer)

COMMON SHARES

(Title of class of securities)

83084G109

(CUSIP number)

12/31/11

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 83084G109	Page 2 of 12 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL CHINA II, L.P. (“SCC II”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0204241
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 41,403,496
(7) Sole dispositive power 0
(8) Shared dispositive power 41,403,496
(9)	Aggregate amount beneficially owned by each reporting person 41,403,496
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 16.1%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 83084G109	Page 3 of 12 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P. (“SCC PTRS II”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0577551
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,032,120
(7) Sole dispositive power 0
(8) Shared dispositive power 1,032,120
(9)	Aggregate amount beneficially owned by each reporting person 1,032,120
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.4%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 83084G109	Page 4 of 12 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P. (“SCC PRIN II”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 33-1190312
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 6,954,184
(7) Sole dispositive power 0
(8) Shared dispositive power 6,954,184
(9)	Aggregate amount beneficially owned by each reporting person 6,954,184
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.7%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 83084G109	Page 5 of 12 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P. (“SCC MGMT II”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 26-0204084
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6)

Shared voting power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. SCC MGMT II is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II.

(7) Sole dispositive power 0
(8)

Shared dispositive power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. SCC MGMT II is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II.

(9)	Aggregate amount beneficially owned by each reporting person 49,389,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.2%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No.83084G109	Page 6 of 12 Pages

(1)	Names of reporting persons SC CHINA HOLDING LIMITED (“SCC HOLD”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6)

Shared voting power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. SCC HOLD is the General Partner of SCC MGMT II, which is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II.

(7) Sole dispositive power 0
(8)

Shared dispositive power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. SCC HOLD is the General Partner of SCC MGMT II, which is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II.

(9)	Aggregate amount beneficially owned by each reporting person 49,389,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.2%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No.83084G109	Page 7 of 12 Pages

(1)	Names of reporting persons SNP CHINA ENTERPRISES LIMITED (“SNP”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6)

Shared voting power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT II, which is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II.

(7) Sole dispositive power 0
(8)

Shared dispositive power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT II, which is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II.

(9)	Aggregate amount beneficially owned by each reporting person 49,389,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.2%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No.83084G109	Page 8 of 12 Pages

(1)	Names of reporting persons NAN PENG SHEN (“NS”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6)

Shared voting power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of SCC MGMT II, which is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

(7) Sole dispositive power 0
(8)

Shared dispositive power

49,389,800 shares of which 41,403,496 shares are directly held by SCC II, 1,032,120 shares are directly held by SCC PTRS II and 6,954,184 shares are directly held by SCC PRIN II. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of SCC MGMT II, which is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

(9)	Aggregate amount beneficially owned by each reporting person 49,389,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 83084G109	Page 9 of 12 Pages

ITEM 1.

(a)	Name of Issuer: Sky-mobi Limited

(b)	Address of Issuer’s Principal Executive Offices:

    10/F, Building B, United Mansion

    No. 2, Zijinhua Road, Hangzhou

    Zhejiang 310013

    People’s Republic of China

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital China II, L.P.

Sequoia Capital China Partners Fund II, L.P.

Sequoia Capital China Principals Fund II, L.P.

Sequoia Capital China Management II, L.P.

SC China Holding Limited

SNP China Enterprises Limited

Nan Peng Shen

SCC MGMT II is the General Partner of each of SCC II, SCC PTRS II and SCC PRIN II. SCC HOLD is the General Partner of SCC MGMT II. SNP is the Director of, and wholly owns, SCC HOLD. NS is the Director of, and wholly owns SNP.

(b)	Address of Principal Business Office or, if none, Residence:
3000	Sand Hill Road, 4-250
Menlo	Park, CA 94025

Citizenship:

SCC MGMT II, SCC II, SCC PTRS II, SCC PRIN II, SCC HOLD: Cayman Islands

SNP: British Virgin Islands

NS: Hong Kong SAR

(c)	Title of Class of Securities: Common Shares

(d)	CUSIP Number: 83084G109

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

SCHEDULE 13G

CUSIP No. 83084G109	Page 10 of 12 Pages

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [            ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

SCHEDULE 13G

CUSIP No. 83084G109	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

Sequoia Capital China II, L.P.
Sequoia Capital China Partners Fund II, L.P.
Sequoia Capital China Principals Fund II, L.P.

By: Sequoia Capital China Management II, L.P.
a Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management II, L.P.
a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited, a Cayman Islands limited liability company

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen

SCHEDULE 13G

CUSIP No. 83084G109	Page 12 of 12 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the common shares of Sky-mobi Limited, and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 7, 2012

Sequoia Capital China II, L.P.
Sequoia Capital China Partners Fund II, L.P.
Sequoia Capital China Principals Fund II, L.P.

By: Sequoia Capital China Management II, L.P.
a Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management II, L.P.
a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited, a Cayman Islands limited liability company

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen